Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ProCasa Inc.
541 Jefferson Ave., Ste. 100
Redwood City, CA 94063
https://www.procasa.tech/

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: ProCasa Inc.
Address: 541 Jefferson Ave., Ste. 100, Redwood City, CA 94063
State of Incorporation: NV
Date Incorporated: September 17, 2024

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $25,000,000.00
Discount: 20.0%
Annual Interest Rate: 0.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

See The Company's Securities section in the Form C.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus

Addition to the base discount rate: 25%

Description: Frequent clients of Procasa, Inc. qualify for an increased discount rate.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 12% addition to the base discount rate

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% addition to the base discount rate

Early Bird 3: Invest $5,000+ within the first 2 weeks | 17% addition to the base discount rate + Exclusive webinar with CEO

Early Bird 4: Invest $10,000+ within the first 2 weeks | 20% addition to the base discount rate + Priority support & consultation sessions

Early Bird 5: Invest $25,000+ within the first 2 weeks | 25% addition to the base discount rate + Invitation to a strategy meeting

Early Bird 6: Invest $50,000+ within the first 2 weeks | 30% addition to the base discount rate + Private dinner with the leadership team**

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between days 35 - 40 | 10% addition to the base discount rate + Exclusive content release

Flash Perk 2: Invest $5,000+ between days 60 - 65 | 8% addition to the base discount rate + Early access to new features

Amount-Based Perks

Tier 1: Invest $500+ | 5% addition to base discount rate

Tier 2: Invest $1,000+ | 7% addition to base discount rate

Tier 3: Invest $5,000+ | 10% addition to base discount rate + Access to quarterly insider updates

Tier 4: Invest $10,000+ | 12% addition to base discount rate + Bi-annual strategy webinar

Tier 5: Invest $25,000+ | 15% addition to base discount rate + Annual strategy session

Tier 6: Invest $50,000+ | 18% addition to base discount rate + Private consultation with the CEO

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

** Travel and lodging not included

The 10% StartEngine Venture Club Bonus

ProCasa Inc. will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the elapsed time of the offering (if any). Eligible investors will also receive the Venture Club bonus the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Procasa, Inc. is a corporation that provides workflow, AI, and automation solutions for the real estate industry. The Company's business model consists of high-margin, software-as-a-service (SaaS) offerings focused on brokers, agents, and other real estate professionals across North America. Procasa delivers an integrated platform of digital tools that streamlines agent onboarding, transaction management, customer relationship management, marketing, and compliance. The platform includes modular products such as Procasa OnBoard™, Studio™, AI Social™, Procasa TC™ and Connect™, each designed to reduce costs, increase efficiency, and support agent success. Procasa's software is offered via monthly or annual subscriptions, priced based on the number of assets managed, support level, and third-party data usage. These modules can be purchased individually or bundled, and the platform integrates with various real estate service providers, including accounting and advisory firms. By combining proprietary low-code automation (through a patented Interactive Playbook®) with real estate-specific user experiences, Procasa positions itself as a central operating system for brokerages and teams seeking to modernize operations without compromising their human touch.

To operate in the state of California, Procasa, Inc. subsequently established Procasa Technologies Inc., a wholly-owned subsidiary incorporated on April 11, 2024 and registered as a foreign corporation in California. The two entities operate as a single business.

Intellectual Property

Procasa has an exclusive license to use the above referenced automation technology within the Real Estate Industry granted by Quantum8 Technologies (a principal security holder of Procasa controlled by Charles Schoenhoeft). Licensor (Quantum8 Technologies) exclusively and irrevocably assigns, transfers, and conveys to Licensee (Procasa) all right, title, and interest, including all copyrights, trade secrets, and other intellectual property rights, in and to the Software and its source code solely for use within the Real Estate Industry. Licensee (Procasa) has a non-exclusive right to use, market, distribute and commercialize the Software and Source Code in other market segments related to or in relationship with the Real Estate Industry. This license is granted with full payment of development charges and is free for Procasa to use for perpetuity.

Competitors and Industry

According to Fortune Business Insights, the PropTech industry, within which Procasa operates, was valued at $36.55 billion in 2024 and is projected to reach $88 billion by 2032, driven by increasing demand for digital transformation and automation across real estate transactions and operations. In the U.S. alone, the market includes 1.5 million agents and over 360,000 real estate brokerages, offering a significant addressable market for Procasa's SaaS solutions. Procasa serves a diverse client base that spans real estate agents, brokerages, ancillary service providers, and homeowners. While established companies offer piecemeal solutions in transaction management, CRM, or marketing, few provide an integrated suite purpose-built for real estate professionals that utilizes AI and low-code technology. Procasa differentiates itself through the patented automation engine, modular approach, and focus on workflow orchestration tailored specifically to agents' day-to-day operations. This comprehensive platform enables clients to reduce overhead, stay compliant, and increase profitability.

Current Stage and Roadmap

The Company's products are currently on the market and generating early traction. Procasa OnBoard™ launched in February 2025 and is already in use by over 20 brokerages, while Studio™, released in April 2025, has served nearly 1,000 agents. The Company has also introduced AI Social™ and Connect™, both of which focus on marketing automation and CRM. These offerings are designed to help agents manage every aspect of the sales pipeline from lead generation to closing. Looking ahead, Procasa plans to expand its product portfolio with three new launches: Procasa TC® for complete transaction management (October 2025), Procasa Care® for multi-unit property management (January 2026), and Procasa HomeWorks® for homeowner lifecycle management (April 2026). These upcoming tools reflect the Company's broader roadmap to digitize the entire real estate value chain—from construction to ownership—through intelligent, user-friendly technology.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Richard Nelson Cunningham

Richard Nelson Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board
  Dates of Service: February, 2024 - Present
  Responsibilities: Setting the strategic vision for the company based on 28 years of Real Estate expertise and strategic connections to industry executives and ancillary iterations.

Other business experience in the past three years:

- Employer: RE Mortgage Advisors, LLC
  Title: CEO
  Dates of Service: August, 2023 - Present
  Responsibilities: Vision, accountability of senior leadership

Other business experience in the past three years:

- Employer: Resolution Escrow, Inc
  Title: CEO
  Dates of Service: August, 2006 - Present
  Responsibilities: Vision, accountability of senior leadership

Other business experience in the past three years:

- Employer: Multiple Keller Williams Franchises
  Title: CEO
  Dates of Service: August, 2004 - Present
  Responsibilities: Vision, accountability of senior leadership

Name: Adam K Glickman

Adam K Glickman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
  Dates of Service: February, 2024 - Present
  Responsibilities: As the CEO and Co-Founder, I am responsible for setting the vision and strategy with our Chairman, securing funding, building and leading the team, overseeing product development, driving sales and marketing, and ensuring financial health and operational scalability.

Other business experience in the past three years:

- Employer: Bookboon
  Title: Executive Director, Bookboon North America & APAC
  Dates of Service: July, 2016 - June, 2024
  Responsibilities: Lead the development of the US/Canada market through creative, strategic, iterative approaches. Developed global marketing and sales strategies as a member of a European-based leadership team, including messaging, value propositions, and product positioning relative to competitors.

Name: Milan Romic

Milan Romic's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: November, 2024 - Present
  Responsibilities: Running day-to-day operations of the company

Other business experience in the past three years:

- Employer: Acton ADU
  Title: COO
  Dates of Service: November, 2023 - Present
  Responsibilities: Scaling a family business to a national ADU provider

Name: Charles Schoenhoeft

Charles Schoenhoeft's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer and Director
  Dates of Service: February, 2024 - Present
  Responsibilities: I am in charge of the technology platform powering the company, including the software development teams, DevOps team. In addition, I manage and coordinate the ongoing architecture and design of new technical systems and applications.

Other business experience in the past three years:

- Employer: Quantum8, Inc.
  Title: Managing Director
  Dates of Service: January, 2022 - Present
  Responsibilities: I provide corporate management and advisory services for our portfolio companies

Other business experience in the past three years:

- Employer: Neural AI, Inc
  Title: Managing Director
  Dates of Service: January, 2022 - Present
  Responsibilities: I provide corporate management and advisory services for our portfolio companies

Name: Rachel Taylor

Rachel Taylor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Controller
  Dates of Service: June, 2024 - Present
  Responsibilities: Bookkeeping and record keeping, as well as maintaining accounts receivable and accounts payable.

Other business experience in the past three years:

- Employer: ReveLux D3 LED, LLC
  Title: Business Process Specialist
  Dates of Service: January, 2025 - Present
  Responsibilities: Document process, ensure process is followed, and modify process as needed.

Other business experience in the past three years:

- Employer: Ross Video Inc
  Title: Business Process Specialist
  Dates of Service: January, 2025 - Present
  Responsibilities: Document process, ensure process is followed, and modify process as needed.

Other business experience in the past three years:

- Employer: Central Business Connections, LLC
  Title: Business Process Specialist
  Dates of Service: January, 2025 - Present
  Responsibilities: Document process, ensure process is followed, and modify process as needed.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms) advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Simple Agreement for Future Equity in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to

the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for some of our products. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Simple Agreement for Future Equity we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When

such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
ProCasa Inc. was formed on 09/17/2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ProCasa Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Simple Agreement for Future Equity have no rights to vote until the date of maturity
The SAFEs have no voting rights. This means you are trusting in management’s discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder’s shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Quantum8 LLC	3,500,000	Common Stock	39.06%
Mead Cunningham Enterprise LLC	3,500,000	Common Stock	39.06%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Crowdfunding SAFE Note.

Common Stock

The amount of security authorized is 18,400,000 with a total of 8,000,000 outstanding.

Voting Rights

One vote per share

Material Rights

In addition, holders of Common Stock get to elect two directors to the board. This gives them direct influence over the company's leadership and decision-making.

Preferred Stock

The amount of security authorized is 1,600,000 with a total of 120,000 outstanding.

Voting Rights

Preferred Stockholders can vote on all matters alongside Common Stockholders. They get one vote for every share they hold, just like Common Stockholders. However, if they've converted their Preferred Stock into Common Stock, they vote as Common Stockholders.

Material Rights

Distribution rights and preferences

Holders of Series Seed Preferred Stock can convert their shares into Common Stock at any time. The standard conversion is on a one-to-one basis, meaning one share of Preferred becomes one share of Common Stock. This conversion can also happen automatically if a majority of Preferred Stockholders agree or if the company goes public and meets certain financial requirements.

Once converted, the Preferred Stockholder gives up their special rights and now owns Common Stock, which has fewer protections.

Liquidation rights and preferences

If the company is ever sold, dissolved, or goes out of business, holders of Preferred Stock have a right to be paid before holders of Common Stock. Specifically, Series Seed Preferred Stockholders are entitled to receive back $3.125 per share before anything is paid to Common Stockholders. If there's still money left after that, it will be split among all shareholders based on how many shares they own.

Some events, like a merger or sale of the company, count as a "Deemed Liquidation Event." In those situations, Preferred Stockholders also have the right to receive their payout first, unless they choose to convert their shares into Common Stock to potentially benefit from the upside of the deal.

Crowdfunding SAFE Note

The security will convert into Crowdfunding stock (as defined below) and the terms of the Crowdfunding SAFE Note are outlined below:

Amount outstanding: $0.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00

Conversion Trigger: $1,000,000

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a future minority holder of the underlying securities of the Simple Agreement for Future Equity of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $375,000.00
  Number of Securities Sold: 120,000
  Use of proceeds: Operational expenses
  Date: September 18, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2024 was $854.00 compared to $240,618.00 in fiscal year 2025 (Q1+Q2).

The company was started in 2024 and the revenue was officially low as the setting up of the acquired assets to be redirected to the Procasa bank account took longer than anticipated.

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2024 was $5,000.00 compared to $40,646.00 in fiscal year 2025.

The company has low COGS but relatively higher operating costs at this point in time

<u>Gross Profit</u>

Gross profit for fiscal year 2024 was $(4,146.00). compared to $199,972.00 in fiscal year 2025.

The COGS for the Procasa Studio was already being paid for starting in 2024 but not launched, used by clients and thus charged for before 2025.

<u>Expenses</u>

Expenses for fiscal year 2024 were $97,012.00 compared to $396,648.00 in fiscal year 2025.

Increases in sales and marketing expenses, the hiring of new employees and their associated costs

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we just finished with the first R&D phase with our software products and the focus has just shifted for them onto sales. Past cash was primarily generated through sales. Our goal is to scale the sales of our existing software products and further develop the next line of software products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June, 2025, the Company has capital resources available in the form of a shareholder long-term loan in the amount of $770,000, and $45,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of 20,000.00 for expenses related to [salaries, marketing and sales.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 5 years. This is based on a current monthly burn rate of $20,000.00 for expenses related to salaries, marketing and sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Richard Cunningham
  Amount Owed: $770,000.00
  Interest Rate: 0.0%
  Creditor is entitled to repayment upon (i) an event of default, or (ii) the maturity date as follows: Maturity Date. The aggregate unpaid principal amount of the Loan, all accrued and unpaid interest, and all other amounts payable under this Note shall be due and payable on the date of a Valuation Event (the "Maturity Date"). For the purposes of this Note, (A) a "Valuation Event" means either (i) the closing of any equity financing of the Borrower in which the post-money valuation of the Borrower (exclusive of any securities issued upon conversion of this Note or any other convertible securities) is at least One Hundred Million Dollars ($100,000,000); or (ii) the closing of any Change of Control transaction in which the implied enterprise value of the Borrower equals or exceeds One Hundred Million Dollars ($100,000,000); and (B) a "Change of Control" means (i) a merger or consolidation of the Borrower with or into another entity in which the holders of the Borrower's equity immediately prior to such transaction do not own a majority of the voting power of the surviving entity, or (ii) a sale, lease, or other disposition of all or substantially all of the Borrower's assets, provided, however, that no transaction shall constitute a Change of Control if it is effected solely for the purpose of changing the jurisdiction of incorporation or form of entity of the Borrower, or as part of a bona fide internal reorganization or restructuring that does not result in a change in the beneficial ownership of the Borrower.

Related Party Transactions

- Name of Person: Richard Cunningham
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $770,000
  Material Terms: See corresponding entry in indebtedness section for additional information.

- Name of Person: Charles Schoenhoeft via Quantum8 LLC
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $0
  Material Terms: Procasa has an exclusive license to use the above referenced automation technology within the Real Estate Industry granted by Quantum8 Technologies. See the Intellectual Property section above for additional details.

Valuation

Valuation Cap: $25,000,000.00

Valuation Cap Details:

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- General and Administrative
  92.5%
  Covering costs associated with the launch of the campaign along with other general and administrative costs.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Product Development
  32.5%
  Development of new software products to add to our portfolio

- Marketing and Sales
  30.0%
  Scaling our current sales operations

- Operating Overhead Expenses
  30.0%
  Covering fixed costs while we increase our sales revenue

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.procasa.tech/ (https://www.procasa.tech/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/procasa

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR ProCasa Inc.

[See attached]

Procasa, Inc.
(the “Company”)
a Nevada Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended June 30, 2025 & December 31, 2024

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Procasa, Inc. Management

We have reviewed the accompanying financial statements of Procasa, Inc. (the Company) which comprise the balance sheets as of June 30, 2025 & December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter..

RNB Capital LLC

Tamarac, FL
August 27, 2025

PROCASA, INC.
BALANCE SHEET

		As of June 30, 2025	As of December 31, 2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	21,908	30,235
Accounts Receivable		23,828	-
Total Current Assets		45,736	30,235
Non-Current Assets:			
Intangible Assets - net	$	659,125	290,035
Total Non-Current Assets		659,125	290,035
TOTAL ASSETS	$	704,861	320,270
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	268,566	14,870
Other current liabilities		3,446	63
Total Current Liabilities	$	272,012	14,933
Non-Current Liabilities:			
Notes payable	$	730,488	406,000
Total Non-Current Liabilities		730,488	406,000
TOTAL LIABILITIES	$	1,002,500	420,933
EQUITY			
Common stock	$	70	70
APIC		175	175
Accumulated deficit		(297,884)	(100,908)
TOTAL EQUITY	$	(297,639)	(100,663)
TOTAL LIABILITIES AND EQUITY	$	704,861	320,270

See Accompanying Notes to these Unaudited Financial Statements

PROCASA, INC.

STATEMENT OF OPERATIONS

		Period ended June 30, 2025	Year ended December 31, 2024
Revenue		241,118	854
Cost of goods sold	$	(30,000)	(5,000)
Gross Profit	$	211,118	(4,146)
Operating Expenses			
Payroll Expenses	$	145,775	21,875
General and Administrative		221,012	75,137
Advertising and Marketing		40,506	-
Total Operating Expenses		**407,293**	**97,012**
Total Loss from Operations	$	**(196,176)**	**(101,158)**
Other Income (Expense)			
Taxes	$	(800)	-
Other income		-	250
Total Other Income (Expense)		**(800)**	**250**
Net Income (Loss)	**$**	**(196,976)**	**(100,908)**

See Accompanying Notes to these Unaudited Financial Statements

PROCASA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				
	# of Shares	**$ Amount**	**APIC**	**Retained Earnings (Deficit)**	**Total Shareholders' Equity**
Beginning balance at 04/08/2024	7,000,000	70	175	-	245
Issuance of Common Stock	-	-	-	-	-
Net loss	-	-	-	(100,908)	(100,908)
Ending balance at 12/31/24	7,000,000	70	175	(100,908)	(100,663)
Net Loss	-	-	-	(196,976)	(196,976)
Ending balance at 06/30/25	7,000,000	70	175	(297,884)	(297,639)

See Accompanying Notes to these Unaudited Financial Statements

PROCASA, INC.

STATEMENT OF CASH FLOWS

		Period and year Ended,	
PERIOD AND YEAR ENDED DECEMBER 31,		**June 2025**	**December 2024**
OPERATING ACTIVITIES			
Net Loss	$	(196,976)	(100,908)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable		(23,828)	-
Accounts Payable		253,695	14,870
Other current liabilities		3,383	63
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		233,250	14,933
Net Cash provided by (used in) Operating Activities	$	36,275	(85,975)
INVESTING ACTIVITIES			
Intangible Assets - net	$	(369,090)	(290,035)
Net Cash used in Investing Activities	$	(369,090)	(290,035)
FINANCING ACTIVITIES			
Notes payable	$	324,488	406,000
Common stock		-	70
APIC		-	175
Net Cash provided by Financing Activities	$	324,488	406,245
Cash at the beginning of period		30,235	-
Net Cash increase (decrease) for period	$	(8,327)	30,235
Cash at end of period	$	21,908	30,235

See Accompanying Notes to these Unaudited Financial Statement

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Procasa Inc. ("the Company") was formed in Nevada on April 8, 2024. To operate in the state of California, the Company subsequently established Procasa Technologies Inc., a wholly-owned subsidiary incorporated on April 11, 2024 and registered as a foreign corporation in California, the two entities operate as a single business. The Company is a prop-tech firm focused on delivering AI-powered software solutions for real estate agents and brokerages throughout the United States. Currently, the Company generates the majority of its revenue from real estate brokerages located in California and Illinois, with plans to expand operations to additional states. The Company's headquarters is in Redwood City, California. The Company's primary customers are based in the United States. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on June 30. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Procasa Technologies Inc. a California entity formed on April 11, 2024. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of June 30, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $21,908 and $30,235 in cash as of June 30, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 30-day basis to its customers. No individual customer accounted for more than 10% of outstanding receivables as of the balance sheet date. Management believes the allowance for doubtful accounts is adequate to absorb potential losses.

Description	**2025**	**2024**
Trade Accounts Receivable	23,828	-
Less: Allowance for Doubtful Accounts	-	-
Totals	**23,828**	**-**

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. From 2024 through 2025, no allowance for doubtful accounts was recorded, as management determined that all receivables were fully collectible.

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling access to its software applications as a subscription service to real estate agents and brokerages. Revenue is earned either through the sale of individual seat licenses (self-service) or by completing specific tasks in the software on behalf of customers, which are performed by virtual assistants (VAs) paid by the Company. Payments are generally collected at the time of service or upon initiation of the subscription period, with most customers paying retainers upfront during the first week of each month.

The Company's primary performance obligation is to grant access to its software and/or complete specified tasks within the application over the subscription period. Revenue is recognized over the life of the subscription or as the related tasks are completed, as performance obligations are satisfied. For prepaid subscriptions with remaining performance obligations at year-end, revenue is deferred and recognized as services are delivered, typically within 30 days.The Company does not generally extend credit to customers and collects payment in advance of providing services.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of insurance, office expenses, legal and professional fees, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Significant Components of Deferred Tax Assets and Liabilities

	2025	**2024**
Net Operating Loss Carryforwards	58,778	30,111
Gross Deferred Tax Asset	**58,778**	**30,111**
Less: Valuation Allowance	(58,778)	(30,111)
Net Deferred Tax Asset (Liability)	-	-

Net Operating Loss Carryforwards
As of June 30, 2025 and December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $196,976 and $100,908, respectively . Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation.. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and June 30, 2025. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Key highlights for ASU 2023-09 compliance:
Expanded rate reconciliation in both dollar and percent format with standardized line items.

Tabular disclosure of income taxes paid by jurisdiction.

Enhanced explanations for valuation allowances and material reconciling items.

Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2024. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

The Company was formed in February 2024 and had no operations, taxable income, or filing requirements during the period ended December 31, 2024. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2024, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024 and June 30, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2024 and 2025, the Company entered into various loan agreements with Richard Cunningham, its former Chief Executive Officer and current Chief Strategy Officer. The outstanding loan balances were $406,000 as of December 31, 2024, and $730,488 as of June 30, 2025

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - During 2024 and 2025, the Company entered into various loan agreements with Richard Cunningham, the Company's former Chief Executive Officer and current Chief Strategy Officer. The loans represent funds periodically advanced by Mr. Cunningham to support the Company's operations.

Per the terms of the agreements, repayment of the outstanding loan balance is contingent upon the Company achieving a valuation of $100 million or more. There is no fixed maturity date or scheduled repayment term.

Debt Summary

				For the Year Ended June 30, 2025				For the Year Ended December 31, 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
2505 N/P Richard Cunningham	401,500	4.1%	Contingent	-	401,500	401,500	-	-	140,000	140,000	-
2515 N/P Richard Cunningham C/O East Bay	150,001	4.1%	Contingent	-	150,001	150,001	-	-	141,000	141,000	-
2520 N/P Richard Cunningham C/O Peninsula Estates	125,000	4.1%	Contingent	-	125,000	125,000	-	-	125,000	125,000	-
2510 N/P Richard Cunningham C/O Central Business	51,488	4.1%	Contingent	-	51,488	51,488	-	-	-	-	-
2525 N/P Richard Cunningham C/O TCG Partners	2,500	4.1%	Contingent	-	2,500	2,500	-	-	-	-	-
Total	730,488			-	730,488	730,488	-	-	406,000	406,000	-

NOTE 6 – EQUITY

The Company has authorized 7,000,000 of common shares with a par value of $0.00001 per share. 7,000,000 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 27, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF PROCASA

Turning Real Estate Chaos Into Automated Success

All-in-one PropTech platform automating how brokerages onboard real estate agents and market properties. We aim to scale in the $40 billion PropTech market, with $302K in revenue generated in just 5 months, 20+ brokerages onboarded and hundreds of real estate agents already using our platform. Join us as we plan to roll out 2 new products by 2026, paving the way toward projected revenue of up to $12 million within five years.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Procasa®
TURNING
REAL ESTATE
CHAOS INTO
AUTOMATED
SUCCESS

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST

Growing PropTech Market: The property technology market is projected to grow from $40 billion in 2025 to $88 billion by 2032. As real estate embraces digital transformation, we are perfectly positioned to capture a piece with our patented* all-in-one platform that integrates what others keep separate.

Strong Initial Traction: Generated $302K in total revenue since our launch in March 2025, with June 2025 revenue up 32% compared to March. Serving 20+ brokerages with 84% gross margins and 100% customer retention, and projecting $12M in annual revenue within 5 years.

Product Roadmap Driving Additional Revenue Growth: By 2026, we aim to launch 2 additional products that expand beyond brokerages into transaction coordination and commercial real estate, multiplying our addressable markets to $290 billion and significantly increasing our revenue potential.

**Procasa has an exclusive license for the technology within the Real Estate Industry. See form C for additional details.*

These revenue projections are based on our current plans and assumptions. They are not guarantees of future results, and actual performance may differ significantly due to risks and uncertainties.

TEAM



Rick Cunningham • Chairman

Operating Principal of multiple Keller Williams franchises leading 1,700+ agents who sold $9.9 billion in real estate in 2022. Over his 25-year career, Rick has built transformative business models integrating mortgage, escrow, and real estate services while pioneering training systems that became industry standards. His deep operational knowledge and extensive agent network provide Procasa with unmatched industry insights and distribution channels.

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Adam Glickman • CEO

Serial entrepreneur with 37 years building and scaling B2B and B2C companies. Founded America's first condom store, disrupting an entire industry through innovative marketing that changed consumer behavior. Most recently led the Americas launch of the world's largest eLearning publisher, achieving employee engagement rates 3-5x industry average. His expertise in brand building, product positioning, and go-to-market strategy drives Procasa's rapid growth and market penetration.

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Charles Schoenhoeft • CTO

Technology entrepreneur with deep expertise in building scalable software platforms and commercializing intellectual property. Founded multiple tech companies including Transphere Interactive (serving Fortune 500 clients like British Telecom and Nomura Securities) and Unlimited Fiber Optics with AT&T. As Managing Partner of Layered Intelligence, specialized in accelerating companies with proprietary technologies. Brings critical experience in enterprise software architecture and patent commercialization to power Procasa's technical innovation.

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Milan Romic • COO

Operations expert who scaled an African e-commerce startup from 200 to 4,000 employees across 13 countries, culminating in a NYSE IPO in 2019. With 15 years spanning construction, renewables, e-commerce, and biotech, Milan specializes in designing and executing efficient operations at scale. His proven ability to transform startups into public companies drives Procasa's operational excellence and rapid expansion strategy.

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THE PROBLEM

Every day, 360,000 U.S. brokerages and 1.45 million real estate agents struggle with outdated systems: onboarding agents, creating marketing materials, and managing transactions through disconnected spreadsheets and tools that waste countless hours. These technological shortcomings create fragmented workflows plagued by data silos, manual entry, and redundant tasks.


PROBLEM
10-14%
Annual Agent Turnover - Costing brokerages millions
Hours Wasted Daily - On manual tasks by real estate agents

The human cost is staggering. With 10-14% annual agent turnover, brokerages lose millions in training investments and institutional knowledge with every departure, making future onboarding even more challenging. As commissions shrink and operational costs rise, these inefficiencies directly erode profitability and make it harder to compete for top talent.

OUR SOLUTION

Procasa's Integrated Automation Platform
Procasa® was built by the team that combines over 100 years of experience spanning real estate operations, SaaS development, and startup scaling. With over 25 years of experience managing 1,700+ agents, our Chairman brings the insights that shaped a platform built by brokers, for brokers.

Our patented* automation engine powers four integrated SaaS products working as one unified system:

- **Procasa OnBoard™** automates the entire agent onboarding journey - from licensing verification to training schedules - all in one dashboard. Our 100-Day Checklist ensures new agents build strong foundations, directly addressing the turnover crisis.
- **Procasa Studio™** enables any user to create professional marketing materials in under 5 minutes. Choose from hundreds of compliant, branded templates with automatic MLS data integration, no design skills needed.


Procasa OnBoard™
KPI Dashboard
Document Library
Dynamic Checklists
100 Day Checklist
Status Tracking
Procasa Studio™
Template Library
Compliance Control
Brand Integration
Flexible Print Options
MLS Integration

- **Procasa AI Social™** manages multi-channel social media with 700+ ready-to-use real estate posts and intelligent scheduling, keeping agents visible without the daily content grind.
- **Procasa Connect™** unifies CRM and email marketing to ensure no lead falls through the cracks, with automated follow-ups that convert prospects into clients.


Procasa AI Social™
Content Library
Image Library
Content Scheduling
AI Support
Analytics Dashboard
Procasa Connect™
Contact Management
Sales Pipeline
Automation
Email Marketing
Landing Pages

Procasa has an exclusive license for the technology within the Real Estate Industry. See form C for additional details.

THE MARKET

The PropTech market is projected to grow from $40.19 billion 2025 to $88 billion by 2032, driven by real estate's desperate need to modernize outdated operations. At the heart of this transformation are 360,000 U.S. brokerages fighting to manage costs while retaining their share of 1.45 million agents.

With 4.05 million existing home sales in 2024 flowing through these brokerages, capturing a fraction of this market represents massive revenue potential for Procasa.



THE MARKET
Projected to reach
$88.37B
2032
CAGR of
11.9%
$40.19B
2025

**Actual market size may differ materially from projections due to a variety of uncertainties.*

COMPETITIVE LANDSCAPE

The real estate software market is fragmented with partial solutions. Brokerages rely on generic tools like Monday or Asana for onboarding, while agents waste hours in Canva or Adobe creating digital and print marketing materials. Standalone CRM and transaction platforms create more data silos instead of solving them.

Why Procasa® Stands Out:

- **Industry-Specific Design -** Built from the ground up for real estate workflows by executives managing 1,700+ agents and $11.1B in sales
- **Complete Integration** - Four products that share data seamlessly, eliminating the disconnected tools plaguing brokerages
- **Immediate time-to-value -** No training required; agents create professional marketing in minutes versus hours with design software
- **First-Mover in Onboarding** - The only comprehensive solution addressing the real estate agent turnover crisis costing brokerages millions

EARLY TRACTION

In just five months since launch, we've generated $302,000 in revenue with 32% monthly growth, 100% customer retention, and 84% gross margins, without a sales team. Our platforms now serve 20+ brokerages and hundreds of agents who've completed over 500 marketing projects. We believe this early traction highlights growing interest among brokerages in operational tools like Procasa.


KEY HIGHLIGHTS
32%
monthly revenue increase from March 2025 to June 2025
$302K
revenue in 5 month
84%
gross margin
100%
retention

BUSINESS MODEL

Procasa's high-margin SaaS model is designed for growth. With 84% gross margins and flexible subscription options, we offer brokerages and agents the ability to adopt exactly what they need and when they need it. We believe this structure not only supports operational efficiency, it positions us to scale alongside our customers.


BUSINESS MODEL
Annual or monthly subscriptions
Purchase as a bundle or individual modules
High gross margin SaaS products and services
Recurring revenue billing for software modules

ROADMAP

Our product pipeline extends* well beyond serving brokerages and agents. Two major launches by 2026 will open entirely new addressable markets exceeding $250 billion*:

- **Procasa® TC** is a powerful transaction coordination platform that streamlines document management, compliance, task tracking, and communication - all in one place. It aims to transform every deal into a revenue-generating opportunity by embedding ancillary services like title, warranty, and disclosures directly into the workflow. By unifying operations and unlocking new income streams, Procasa® TC is being designed to help empower brokerages to move faster, stay compliant, and boost profitability.
- **Procasa® Property Care** is a fully integrated, white-labeled platform built to simplify property management for landlords, tenants, and owners alike. From listings and lease management to rent collection, maintenance, and communication, everything runs through one seamless system. Its flexible architecture will support everything from small rental portfolios to complex, multi-property operations.


PRODUCT DEVELOPMENT ROADMAP
Procasa
Q4 2025
Q3 2026
Procasa® TC
Centralized Docs & Compliance Tools
Built-In Vendor & Task Management
Smart Forms & Communication Hub
Procasa® Property Care
Automated Leasing & Management
Tenant & Owner Self-Service Portals
Real-Time Reporting & Integrations

** The new addressable market data was calculated by the company based on its own research and analysis, using the following market data: U.S. real estate services market (source), U.S. title and settlement services market (source), U.S. home warranty market (source), U.S. home insurance market (source), and North America property management software market (source). These product plans reflect management's current expectations and are forward-looking in nature. There is no guarantee that the company will achieve these goals or projections.*

Procasa's expansion strategy is built for efficient scaling, using our proven platform and strong customer relationships to unlock new high-value markets. Each product on our roadmap is designed to multiply our market opportunity while deepening customer value.*

Our early traction validates demand, and we believe our model supports the potential for diversified, compounding revenue streams.

USE OF FUNDS

The capital raised will help accelerate Procasa's growth, with investments in product development, sales infrastructure, and market expansion helping us capture the significant demand we've already proven exists.


USE OF FUND
35%
New Product Development
30%
Operations & Growth Infrastructure
35%
Marketing and Sales


Procasa®
Own a piece of the real estate digitalization
INVEST IN PROCASA®

ABOUT

HEADQUARTERS
541 Jefferson Ave., Ste. 100
Redwood City, CA 94063

WEBSITE
View Site

All-in-one PropTech platform automating how brokerages onboard real estate agents and market properties. We aim to scale in the $40 billion PropTech market, with $302K in revenue generated in just 5 months, 20+ brokerages onboarded and hundreds of real estate agents already using our platform. Join us as we plan to roll out 2 new products by 2026, paving the way toward projected revenue of up to $12 million within five years.

TERMS

Procasa

Overview

INTEREST RATE
0.0%

VALUATION CAP
$25M

AMOUNT RAISED
$0

DEADLINE
Dec. 18, 2025 at 7:59 AM UTC

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT
20.0%

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$320,270	$0
Cash & Cash Equivalents	$30,235	$0
Accounts Receivable	$0	$0
Short-Term Debt	$14,933	$0
Long-Term Debt	$420,933	$0
Revenue & Sales	$854	$0
Costs of Goods Sold	$5,000	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Crowdfunding Stock in Procasa. The amount of Crowdfunding Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $25,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Crowdfunding Stock equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

Loyalty Bonus

Addition to the base discount rate: 25%

Description: Frequent clients of Procasa, Inc. qualify for an increased discount rate.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 12% addition to the base discount rate

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% addition to the base discount rate

Early Bird 3: Invest $5,000+ within the first 2 weeks | 17% addition to the base discount rate + Exclusive webinar with CEO

Early Bird 4: Invest $10,000+ within the first 2 weeks | 20% addition to the base discount rate + Priority support & consultation sessions

Early Bird 5: Invest $25,000+ within the first 2 weeks | 25% addition to the base discount rate + Invitation to a strategy meeting

Early Bird 6: Invest $50,000+ within the first 2 weeks | 30% addition to the base discount rate + Private dinner with the leadership team**

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between days 35 - 40 | 10% addition to the base discount rate + Exclusive content release

Flash Perk 2: Invest $5,000+ between days 60 - 65 | 8% addition to the base discount rate + Early access to new features

Amount-Based Perks

Tier 1: Invest $500+ | 5% addition to base discount rate

Tier 2: Invest $1,000+ | 7% addition to base discount rate

Tier 3: Invest $5,000+ | 10% addition to base discount rate + Access to quarterly insider updates

Tier 4: Invest $10,000+ | 12% addition to base discount rate + Bi-annual strategy webinar

Tier 5: Invest $25,000+ | 15% addition to base discount rate + Annual strategy session

Tier 6: Invest $50,000+ | 18% addition to base discount rate + Private consultation with the CEO

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

*** Travel and lodging not included*

The 10% StartEngine Venture Club Bonus

ProCasa Inc. will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the elapsed time of the offering (if any). Eligible investors will also receive the Venture Club bonus the Loyalty Bonus in addition to the aforementioned bonus.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. (“StartEngine”), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC (“SE Primary”), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace (“SE Marketplace”) is a website operated by StartEngine Primary, LLC (“SE Primary”), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary (“SE Secondary”) is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System (“ATS”) operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term “Rapid,” when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board (“SE BB”), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board (“SE BB”) is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term “Extended”, when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

A revolution is happening in property technology.

The real estate brokerage world is facing a crisis: old ways of thinking, outdated systems, and disconnected platforms are creating massive operational inefficiencies.

The industry desperately needs modern solutions.

Due to this urgent need for automation and digitization, Fortune Business Insights projects the property tech sector will rocket from $33 billion in 2024 to $86 billion by 2032.

This isn't just a trend; it's an unprecedented opportunity.

However, don't just take our word for it. Listen to the people who run brokerages every day.

Katey, tell it like it is!

Katey:

A lot of people in our industry have control issues. Stop stop stop stop. Leveraging technology is the greatest provider of increasing the value that you can to your agents. It is insane how much people think that paperwork, or something that they have on a Google sheet is going to make it more effective, and it never does.

Carie:

One of the biggest challenges is, you know, we kind of just recreate the wheel over and over and over again.

Our vision is that when an agent walks into any one of our office locations, they're going to have the same experience.

Connor:

There's a different spreadsheet for the agent services team, and their onboarding tasks and there's different spreadsheets for the marketing team, and their onboarding tasks, and then a completely separate platform, um, for our onboarding checklist.

And so having all of these different platforms that we're using is creating, um, a slowdown. For me, I'm often losing time bouncing between different platforms, trying to keep up with my team to make sure that the documents are done and everything is completed in their checklists.

Rick:

Well, the brokerage industry in real estate, the margins keep contracting and contracting, and yet the expectation of the agents and the consumers keeps expanding. That's a very difficult problem to solve.

Adam:

Those weren't paid actors. Those are the people who run brokerages every day. And we, you, us, we can all feel their frustration, but it doesn't have to be that way.

Katey:

The best technology helps you spend more time in front of clients and less time in front of your computer. What excites me about Procasa is, first of all, that the technology was built by people who actually did this job. That is my number one most favorite thing because they get it. They've actually been boots on the ground.

They're not looking at it from a 30,000 ft. technology mindset of what's the solution to a problem we're attempting to solve? They are saying, no, this was my life and it was frustrating, or it was stressful or it kept me away from my family. I wish there was a magic wand that I could wave, and all of these things that I had to do over and over again could actually be automated.

And it's like they brought that magic wand with them and poof, they knew exactly what to wish for.

Carie:

Just to have a platform that stretches all locations for me as a general manager, if I can look and see what's happening in every market center, it seems so simple, right? It seems so basic, but it's really big. I need to be able to see everything holistically, not just one view-singular. And so for me, that's been amazing.

If we've got somebody that's out in another market center, someone else can just step in because they know it's all the same process. It's the same program, it's transparent. It's easy, but we know that we've got to serve those pockets of agents all uniquely. And so, Procasa gives us that opportunity to do that. Um, which is I mean, it's really a game changer.

Closing Segment Voice-Over:

The proptech market is poised for substantial growth, and we want to ' lead the charge. Join Procasa in shaping the future of real estate.

Visit StartEngine.com to secure your stake in our future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FRANCISCO V. AGUILAR
Secretary of State

DEPUTY BAKKEDAHL
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
401 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7141

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

09/18/2024

Work Order Item Number:	W2024091800800-3941210
Filing Number:	20244337757
Filing Type:	Amended and Restated Articles
Filing Date/Time:	9/17/2024 1:49:00 PM
Filing Page(s):	14

Indexed Entity Information:

Entity ID: E39782452024-0 Entity Name: ProCasa Inc.

Entity Status: Active Expiration Date: None

Commercial Registered Agent
SILVER STATE LEGAL*
4625 WEST NEVSO DRIVE SUITE 2 & 3, Las Vegas, NV 89103, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

FVAguilar

FRANCISCO V. AGUILAR
Secretary of State

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of	Business Number E39782452024-0
FVAguilar	Filing Number 20244337757
Secretary of State State Of Nevada	Filed On 9/17/2024 1:49:00 PM
	Number of Pages 14

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)

Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:

Name of entity as on file with the Nevada Secretary of State: Procasa Inc.

Entity or Nevada Business Identification Number (NVID): E39782452024-0

2. Restated or Amended and Restated Articles: (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

☒ Certificate to Accompany Restated Articles or Amended and Restated Articles

☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ____
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☒ Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☐ board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 100%

Or ☐ No action by stockholders is required, name change only.

☐ Officer's Statement (foreign qualified entities only) -

Name in home state, if using a modified name in Nevada: ____

Jurisdiction of formation: ____

Changes to takes the following effect:

☐ The entity name has been amended. ☐ Dissolution
☐ The purpose of the entity has been amended. ☐ Merger
☐ The authorized shares have been amended. ☐ Conversion
☐ Other: (specify changes) ____

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: Time: (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☒ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) (attach additional page(s) if necessary)
6. Signature: (Required)	X [signature] Signature of Officer or Authorized Signer — Chief Executive Officer (Title) X [signature] Signature of Officer or Authorized Signer — President (Title) *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.

EXHIBIT

PROCASA INC.

RESTATED ARTICLES OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Procasa Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Nevada is 4625 West Nevso Drive, Suite 2 & 3, City of Las Vegas, County of Clark, Nevada 89103. The name of its registered agent at such address is Silver State Legal.

ARTICLE III: DEFINITIONS.

As used in this Amended and Restated Articles of Incorporation ("***Restated Articles of Incorporation***"), the following terms have the meanings set forth below:

"***Board Composition***" means that the holders of record of the shares of Common Stock shall be entitled to elect two (2) director(s) of the Corporation voting as a single class.

"***Original Issue Price***" means $3.1250 per share for the Series Seed Preferred Stock with par value $0.00001 per share.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 20,000,000 consisting of (a) 18,400,000 shares of Common Stock, $0.00001 par value per share and (b) 1,600,000 shares of Preferred Stock, $0.00001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Articles of Incorporation, all shares of Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers, privileges, restrictions, qualifications, and limitations apply to the Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Articles of Incorporation.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Articles of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation (the "***Board***").

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Articles of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Articles of Incorporation, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "***Bylaws***").

2.2 Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Articles of Incorporation.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Articles of Incorporation and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Articles of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Articles of Incorporation shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6, or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Articles of Incorporation and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with gross proceeds to the Company of not less than $50,000,000, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Articles of Incorporation, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the

Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** When and if declared by the Board, all dividends shall be declared and distributed pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. <u>Notices</u>. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Articles of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Articles of Incorporation, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Nevada, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Nevada at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Nevada is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented